UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) August 17, 2005

INDEPENDENCE HOLDING COMPANY
(Exact name of registrant as specified in its charter)

Delaware	010306	58-1407235
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

96 Cummings Point Road, Stamford, Connecticut	06902
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(203) 358-8000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Item 3.02. Unregistered Sales of Equity Securities

On August 17, 2005, Independence Holding Company ("IHC") entered into two separate agreements to acquire an aggregate of 248,902 shares of American Independence Corp. ("AMIC") common stock. In consideration of such acquisitions, IHC transferred 199,122 shares of common stock of IHC, $1.00 par value per share, which were held by IHC as treasury stock, to the sellers of such AMIC common stock. This sale of treasury stock was not registered under the Securities Act of 1933, as amended (the "Securities Act") and was made pursuant to the exemption under Section 4(2) of the Securities Act.

Item 8.01. Other Information.

IHC's Corporate Governance Guidelines, Code of Business Ethics, Corporate Code of Conduct, and Audit Committee Charter are available on its website at www.independenceholding.com. This information is also available in print to any stockholder who requests it.   Additionally, copies of reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, including Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K may be accessed from IHC's website, free of charge, as soon as reasonably practicable after IHC electronically files such reports with, or furnishes such reports to, the Securities and Exchange Commission. Alternatively, these reports can be accessed through a query at the website of the Securities and Exchange Commission at www.sec.gov . The availability of certain IHC corporate governance documents was disclosed in the Company's Proxy Statement for the 2005 annual meeting of stockholders. Availability of Corporate Governance Guidelines and the hard copy availability of the two corporate codes were inadvertently not disclosed. The Audit Committee Charter was included in the Proxy Statement.

IHC's Board of Directors consists of seven directors, three of whom (Messrs. Alan E. Kirkman, Robert P. Ross and James G. Tatum) were determined by the Board to be "independent" in accordance with the listing standards of the New York Stock Exchange and Rule 10A-3 under the Securities Exchange Act of 1934, as amended. The three independent, non-management directors meet in regular executive sessions without management participation. James G. Tatum, the chairman of the Audit Committee, formerly presided at the regularly scheduled executive sessions of the non-management directors. Alan E. Kirkman currently presides at such executive sessions.   The annual proxy statement included the Company's procedure for stockholders to communicate with the Board of Directors and its individual members.   Interested parties can utilize this procedure to communicate with the non-management directors or the presiding director, by writing to Independence Holding Company, Attn: Non-Management Directors, Board of Directors, 96 Cummings Point Road, Stamford, Connecticut 06902. Such information is also available under the Executive Sessions section within the Corporate Governance area of the Company website. In the Proxy Statement, the Company inadvertently failed to disclose the name of the presiding director at executive sessions and did not specify the method for interested parties to communicate with the presiding director or with the non-management directors as a group.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INDEPENDENCE HOLDING COMPANY

(Registrant)

By: <u>Teresa A. Herbert</u>

                                      Date: <u>August 23, 2005</u>

/s/ *Teresa A. Herbert*
Teresa A. Herbert
Senior Vice President and Chief Financial Officer